                                                  Filed by WebTrends Corporation

                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934
                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215

PRESS RELEASE AND EARNINGS CONFERENCE CALL SCRIPT

                                                                   PRESS RELEASE


Investor Relations contact:                 Press Relations contact:
NANCI WERTS                                 BILL SCHNEIDER
WebTrends Corporation                       WebTrends Corporation
503-294-7025 x 2564                         503-294-7025 x 2362
nanciw@webtrends.com                        bschneider@webtrends.com
                                            HTTP://WWW.WEBTRENDS.COM




   WEBTRENDS REPORTS RECORD FOURTH QUARTER AND YEAR END REVENUES AND EARNINGS

   Continued adoption of WebTrends' comprehensive product line generates 211% annual increase in revenues and 226% increase in net income

        PORTLAND, ORE. -- JANUARY 23, 2001 -- WebTrends(R) Corporation (Nasdaq:
WEBT), the leading provider of Enterprise Solutions for eBusiness Intelligence, Management and Visitor Relationship Management (VRM)(TM), today reported revenues for the fourth quarter 2000 of $20.4 million compared to $7.4 million for the same period last year, a 175% increase. Net income rose 169% to $3.1 million, or $0.11 per share for the quarter compared to $1.2 million, or $0.04 per share for the fourth quarter of 1999. Revenues for the year ended December 31, 2000 increased 211% to $61.3 million from $19.7 million in 1999 and net income for the twelve-month period increased 226% to $8.9 million or $0.31 per share compared to $2.7 million or $0.11 per share in 1999. On a sequential basis compared to the third quarter 2000, revenues increased 20% and net income rose 28%. For more investor information see http://www.webtrends.com/webt.

        "This has been another remarkable quarter, capping a year that exceeded our expectations in all areas. The financial results demonstrate that we have established a strong leadership position with our comprehensive portfolio of enterprise level solutions," said Eli Shapira, chief executive officer of WebTrends Corporation. "We have developed a clear brand advantage with our award-winning solutions, which continues to extend our market penetration and has resulted in 20 straight quarters of increasing revenues and profits."

        "Operating results have also continued to improve," said Jim Richardson, senior vice president and chief financial officer. "In the last quarter we increased our operating margin from 15% to 18% while continuing to grow the business by developing innovative technology and creating the infrastructure necessary to deploy new products and optimize operations."

        "We were also extremely pleased with three key additions to our executive and management teams--Nina Smith as chief marketing officer, Mark Reed as senior vice president of sales and corporate development, and Lloyd West as vice president of international sales. They bring significant talent, experience and depth to our worldwide operations," said Shapira. "We now have an employee base of 400--an increase of 60 people in the fourth quarter and 240 for the year."

CUSTOMERS

        "The diversity and size of our customer base has been one of WebTrends' strongest differentiators, and also reflects the breadth of our solutions," said Shapira. "The list of new and recurring customers includes companies from all major industry groups. Business with dot-com companies continued to decline again this quarter to less than ten percent of revenues." WebTrends added more than 5,000 new customers in the quarter, bringing the worldwide total to over 55,000--more than half of both the Fortune 500 and the Global 500. Significant customers in the quarter for all products included Bank of America, British Telecom, GMAC Mortgage, Household International, Journal of Commerce, Eastman Chemical, Dow Chemical, Towers Perrin, Mutual of New York, Motorola, T.D. Waterhouse, Warner Brothers, Washington Mutual, Network Commerce, LabVelocity, Digital Island, Quadstone, and NetLuminous.

PRODUCT AND SERVICE DEVELOPMENTS

        WebTrends introduced a record number of new products or significant product enhancements in 2000. CommerceTrends 3.0, the industry's first open platform providing advanced web analytics and integration with leading applications, was introduced in the third quarter, and significant analysis and reporting enhancements for the CommerceTrends VRM Platform(TM) were introduced in the fourth quarter. These additions build on the well established, award-winning WebTrends eBusiness intelligence technology to provide marketing professionals greater levels of marketing intelligence and business metrics for customer segmentation and decision-making.

        WebTrends Live(TM) began offering its web traffic and eCommerce analysis eService in French, German, Japanese and Spanish. These new language versions offer eBusiness managers in non-English speaking markets the ability to analyze and report on web visitor traffic, web site performance and online marketing campaign success.

AWARDS, RECOGNITION, PARTNERSHIPS AND ALLIANCES,

        A new study from Aberdeen Group recognized WebTrends as the single largest supplier of web analytic software. In addition, WebTrends Live, an industry-leading real-time eCommerce and web visitor analysis eService, was noted for capturing 11.5 percent of the ASP market, just nine months after its March 2000 debut.

        Our products and eService offering received ten industry awards or recognitions in the year. Awards in the fourth quarter included WebTrends Enterprise Suite(TM), WebTrends Security Analyzer, and WebTrends Log Analyzer.

        Joint development and marketing alliances developed around the WebTrends' web visitor analysis software and the CommerceTrends VRM Platform in the current year included Intel, Vignette, Microsoft, Knosys, Oracle, VA Linux Systems, Sybase, Hyperion, Cisco, and Adobe.

        For the second consecutive year WebTrends was included in the Deloitte & Touche Technology Fast 500, a ranking of the 500 fastest-growing technology companies in North America. This topped off a year when the company was recognized by Forbes and other leading financial publications for growth, entrepreneurship and financial strength, and the Oregon Entrepreneurs Forum named WebTrends Technology Company of the Year.

MERGER

        On Wednesday January 17, 2001 WebTrends and NetIQ Corporation announced the signing of a definitive merger agreement. The merger will create the leading provider of eBusiness infrastructure management and intelligence solutions. The combined company will provide enterprise organizations, eBusinesses and service providers comprehensive infrastructure management and intelligence solutions for all the components of their eBusiness infrastructure -- from back-end servers, networks and directories to front-end web servers and applications. The resulting product portfolio will include product lines for systems administration, network performance management, operations management, security management, web management, and eBusiness analytics and intelligence.

        Under the terms of the agreement, which was approved by the boards of directors of both companies, WebTrends shareholders will receive 0.480 shares of NetIQ common stock for each WebTrends common share.

        "By joining forces with NetIQ, we will be uniquely positioned to provide enterprise organizations the most comprehensive infrastructure management and intelligence solutions. The resulting product portfolio will include product lines for systems administration, network performance management, security management, web analytics and eBusiness Intelligence," said Shapira. "Both companies have strong financial profiles--they are profitable and generate cash from operations. The companies are truly an ideal financial, strategic and cultural fit. We expect the transaction to be accretive to NetIQ's earnings per share beginning in the June quarter (excluding non-cash acquisition charges, if any, arising from the merger.)"

        WebTrends' management will discuss the results of the quarter and year in a conference call today at 2:00 p.m. pacific time. Management from both WebTrends and NetIQ will also comment on the merger. The call is available to all by webcast which can be accessed from the company's website, www.webtrends.com.

        WebTrends Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from WebTrends' shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WebTrends' proxy statement filed with the SEC on April 4, 1000. This document is available free of charge at the SEC website at www.sec.gov and from the WebTrends Corporation contact listed above.

        SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ AND WEBTRENDS WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT www.sec.gov AND FROM WEBTRENDS CORPORATION AND NETIQ CORPORATION THROUGH THE CONTACTS LISTED ABOVE.


SAFE HARBOR STATEMENT

        Except for the historical statements contained herein, the statements in this news release about market opportunities and growth, product market acceptance, and such forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, but are not limited to: risks inherent in acquisitions of technology businesses including successful consummation of the merger and integration of the companies; the timing and successful development of technology; lack of market acceptance of the Company's products or services; inability to continue to develop competitive new products and services on a timely basis; introduction of new products or services by competitors; and inability to retain and attract qualified employees. These and other factors and risks associated with WebTrends' business are discussed in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000.

ABOUT WEBTRENDS

        Founded in 1993, WebTrends Corporation (http://www.webtrends.com) is the leading provider of Visitor Relationship Management and eBusiness Intelligence solutions for Internet and intranet servers and firewalls.

        WebTrends offers organizations a comprehensive set of solutions that are integrated, scalable, modular, and easy to use. Products include CommerceTrends, WebTrends Enterprise Reporting Server, WebTrends Enterprise Suite, WebTrends Professional Suite, WebTrends Log Analyzer, WebTrends Security Analyzer, WebTrends Firewall Suite and WebTrends Live, the industry's first Web traffic and eCommerce analysis eService. They are used by thousands of customers such as ISPs, ASPs, government and educational institutions and corporate clients that include American Express, AOL Time Warner, Bank of America, Boeing, British Telecom, GMAC Mortgage, Dow Jones & Company, EDS, IBM, Merrill Lynch & Co., Microsoft, Motorola, Washington Mutual, and TD Waterhouse.

        WebTrends' many strategic partners include Allaire, Cable & Wireless, Check Point Software, Cisco Systems, Hewlett Packard, Internet Dynamics, Lotus Development, Lucent Technologies, Microsoft, Novell, Oracle, Vignette and WatchGuard Technologies.

                                       ###

WebTrends is a registered trademark of WebTrends Corporation. Visitor Relationship Management and VRM are trademarks of WebTrends Corporation. All brands or product names mentioned are or may be trademarks of, and are used to identify products and services of, their respective owners.

                              WEBTRENDS CORPORATION
                                 BALANCE SHEETS

                           DECEMBER 31, 2000 AND 1999


                                                    DECEMBER 31,       DECEMBER 31,
                                                        2000               1999
                                                   -------------       -------------
ASSETS

CURRENT ASSETS:
Cash, cash equivalents and investments             $  86,000,422       $  79,283,173
Accounts receivable, net                              15,344,995           4,968,544
Prepaid expenses and other current assets              1,349,544           1,547,119
                                                   -------------       -------------
   TOTAL CURRENT ASSETS                              102,694,961          85,798,836

Property and equipment, net
                                                       9,888,786           2,375,750
Other assets
                                                       7,895,643           2,060,662
                                                   -------------       -------------

   TOTAL ASSETS                                    $ 120,479,390       $  90,235,248
                                                   =============       =============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                   $   3,501,996       $   1,307,690
Accrued liabilities                                    7,866,409           4,268,901
Deferred revenues                                     11,506,061           4,122,882
                                                   -------------       -------------
   TOTAL LIABILITIES                                  22,874,466           9,699,473

SHAREHOLDERS' EQUITY:
Common stock                                          85,641,804          77,661,491
Deferred compensation                                   (223,690)           (405,391)
Accumulated other comprehensive loss                     (14,046)                  -
Retained earnings                                     12,200,856           3,279,675
                                                   -------------       -------------
   TOTAL SHAREHOLDERS' EQUITY                         97,604,924          80,535,775

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      $ 120,479,390       $  90,235,248
                                                   =============       =============

                              WEBTRENDS CORPORATION
                            STATEMENTS OF OPERATIONS

            THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2000 AND 1999


                                        THREE MONTHS ENDED DECEMBER 31,   TWELVE MONTHS ENDED DECEMBER 31,
                                        -------------------------------   --------------------------------
                                             2000            1999              2000            1999
                                        ------------      -------------   ------------      --------------
                                         (Unaudited)      (Unaudited)
REVENUE:
Software                                 $16,308,133      $ 6,152,417      $49,041,784      $16,523,352
Support and Services                       4,046,086        1,252,094       12,228,770        3,202,500
                                         -----------      -----------      -----------      -----------
         TOTAL REVENUE                    20,354,219        7,404,511       61,270,554       19,725,852

Cost of revenue                            2,612,541          563,914        7,170,361        1,604,208

         GROSS MARGIN                     17,741,678        6,840,597       54,100,193       18,121,644

Operating Expenses:
Research and development                   3,201,849        1,179,117       10,120,525        3,819,760
Sales and marketing                        8,789,535        3,859,357       28,015,922        9,966,717
General and administrative                 2,003,399        1,119,770        7,022,456        2,965,278
                                         -----------      -----------      -----------      -----------
         TOTAL OPERATING EXPENSES         13,994,783        6,158,244       45,158,903       16,751,755

         INCOME FROM OPERATIONS            3,746,895          682,353        8,941,290        1,369,889

Other income (expense), net                1,183,654        1,083,378        5,233,902        2,926,793

         INCOME BEFORE INCOME TAXES        4,930,549        1,765,731       14,175,192        4,296,682

Income tax provision                       1,824,303          611,456        5,254,011        1,560,742
                                         -----------      -----------      -----------      -----------

         NET INCOME                      $ 3,106,246      $ 1,154,275      $ 8,921,181      $ 2,735,940
                                         ===========      ===========      ===========      ===========


Basic net income per share               $      0.12      $      0.04      $      0.34      $      0.12
                                         ===========      ===========      ===========      ===========
Diluted net income per share             $      0.11      $      0.04      $      0.31      $      0.11
                                         ===========      ===========      ===========      ===========

Shares used in basic net income
per share calculation                     26,356,052       25,671,400       26,132,849       23,538,136

Shares used in diluted net income
per share calculation                     28,262,630       27,990,738       28,389,173       25,975,868

                              WEBTRENDS CORPORATION
               FOURTH QUARTER 2000 EARNINGS CONFERENCE CALL SCRIPT
                  JANUARY 23, 2001, 2:00 PACIFIC STANDARD TIME

SPEAKER: NANCI WERTS, DIRECTOR OF INVESTOR RELATIONS AND TREASURER

Thank you, Dante, and thank you all for joining us for WebTrends' fourth quarter and year-end 2000 conference call. After a few introductory comments Jim Richardson, WebTrends' CFO, will discuss the financial results then Eli Shapira, WebTrends CEO and Chairman will provide an overview of the quarter, the year and the proposed merger with NetIQ announced last week. NetIQ management--Ching-Fa Hwang, CEO and founder, and Jim Barth, CFO--are also with us this afternoon to discuss the proposed merger of the two companies. After the prepared remarks, Tom Kemp, Senior VP for Products at NetIQ will join us and all will be available for Q&A with the analysts. As we begin the formal portion of our call let me remind listeners that comments and responses to your questions, other than statements of historical fact, are "forward-looking statements" within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those set out in the forward-looking statements. Information about the factors that could cause the results to differ materially from the forward-looking statements is contained in the WebTrends Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000.

I also need to remind you...

IN CONNECTION WITH THE PROPOSED MERGER OF WEBTRENDS AND NETIQ CORPORATION, WEBTRENDS CORPORATION AND NETIQ, AND EACH OF THEIR RESPECTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM WEBTRENDS' AND NETIQ'S SHAREHOLDERS WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT BETWEEN WEBTRENDS AND NETIQ. INFORMATION REGARDING WEBTRENDS' OFFICERS AND DIRECTORS IS INCLUDED IN WEBTRENDS' PROXY STATEMENT FILED WITH THE SEC ON APRIL 4, 2000 AND INFORMATION REGARDING NETIQ'S OFFICERS AND DIRECTORS IS INCLUDED IN NETIQ'S PROXY FILED WITH THE SEC ON OCTOBER 6, 2000. THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE SEC WEBSITE AT WWW.SEC.GOV AND THE WEBTRENDS PROXY IS AVAILABLE FROM WEBTRENDS' INVESTOR RELATIONS AT 503-294-7025 AND THE NETIQ PROXY IS AVAILABLE FROM NETIQ PRESS RELATIONS AT 713-548-1863.

SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS TO BE INCLUDED IN THE

REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSIDE AT WWW.SEC.GOV AND FROM WEBTRENDS INVESTOR RELATIONS AND NETIQ PRESS RELATIONS AT THE NUMBERS PROVIDED EARLIER.

To recap the results just announced, WebTrends today reported revenues for the fourth quarter 2000 of $20.4 million compared to $7.4 million for the same period last year, a 175% increase. Net income rose 169% to $3.1 million, or $0.11 per share for the quarter compared to $1.2 million, or $0.04 per share for the fourth quarter of 1999. Revenues for the year ended December 31, 2000 increased 211% to $61.3 million from $19.7 million in 1999 and net income for the twelve-month period increased 226% to $8.9 million or $0.31 per share compared to $2.7 million or $0.11 per share in 1999. On a sequential basis compared to the third quarter 2000, revenues increased 20% and net income rose 28%.

        Now let me turn the call over to Jim Richardson.

SPEAKER: JIM RICHARDSON, WEBTRENDS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL
OFFICER:

WEBT reported an outstanding Q4 and Fiscal Year 2000!

For the 8th consecutive quarter as a public company, we reported record revenues and earnings and exceeded consensus analyst estimates, recording EPS of $.11 per share. Several financial metrics deserve specific focus:

Continuing Revenue and Order Growth

For the quarter, revenues grew 175% annually and 20% sequentially to $20.4M. Orders booked exceeded revenues, enabling us once again to end the quarter with backlog and deferred revenue at record levels.

For the year, revenues grew 221% to $61.3M, from $19.7M in 1999. Net income rose 169% to $8.9M from $2.7M. EPS increased to $.31 from $.11.

Increasing Operating Profitability

Operating margin increased to 18% in Q4, up from 15% in Q3 and 9% in Q4 99. Going forward, we expect to continue to increase operating margins on a sequential basis.

Balance Sheet Metrics

We continued to strengthen our balance sheet. In the quarter cash and investments increased $5.5M to $93.3M and DSOs were down to 69 days from 71 days in Q3.

Customer Profile

We continue to serve high quality customers. Business with Dotcom companies again decreased in the quarter, totaling less than 10% of Q4 business. We are also seeing strength in business from our installed base. Over 50% of our Q4 business was from repeat customers.

Recruiting and Staffing

We continued to make excellent progress in staffing. We added 60 people net in the quarter, finishing with a total headcount of 400. We expect to add approximately 40 people in Q1.

Product Performance

Consistent with our enterprise strategy, we experienced very strong order performance from CommerceTrends, Enterprise Reporting Server, WebTrends. Live and our E-Business Security products. All of these product lines grew over 40% sequentially.

Enterprise Sales Execution

As we continue to release new versions of our enterprise products, we continue to increase prices and see our customers purchase higher value solutions. Accordingly, we are now measuring such transactions with minimum price points of $100,000. Excluding the $1M MSP order we booked in Q3, transaction value in this category increased over 50% sequentially.

International Business

Business was strong for us across all geographies. International, fueled by large enterprise orders (from both Europe and Asia), was especially strong and accounted for a record 35% of Q4 revenues. We expect to continue to see strong international performance as we continue to focus on invest in this opportunity.

Channel Execution

Direct revenue was 64% of total revenue and indirect was 36% (down from Q3), reflecting the increase in international business which came predominantly from the indirect portion of that channel. Volume distribution business domestically was under 8% of total revenue in the quarter, consistent with our focus on higher-end, enterprise channels. For those of you who are new to WebTrends, we recognize revenues on these types of transactions on sell-through.

Business Model

License revenues made up 80% of total revenues and services were 20%. Gross margin decreased to 87% from 89% in Q3, as consulting and installation services revenues increased as a % of services revenues.

We made outstanding progress in the quarter in leveraging our expense model. We reduced operating expenses as a % of revenues by 5% points, enabling us to achieve an operating margin of over 18%. We achieved efficiencies in all three expense categories and expect to continue to achieve such efficiencies going forward.

With regard to guidance for WebTrends as a stand-alone entity for 2001.

Revenue Growth

For 2001, analysts who follow our stock currently have published models that reflect revenue growth of approximately 70% y/y. We are comfortable with this expectation in an independent company scenario, not reflecting synergies we expect to achieve as a result of our merger with NetIQ

Margins

We expect gross margins to be in the 86-90% range as consulting revenues continue to increase as a % of services revenues.

We expect operating margin to continue to increase sequentially on a quarterly basis as we continue to reduce operating expenses as a % of revenues. We anticipate achieving our target operating margin of 20% by Q2 2001 and are increasing our target margin to 22% by Q4.

Tax Rate

We expect our tax rate for 2001 to be approximately 37.5%.

Weighted Average Shares

We expect WAS used in the EPS calculation to increase approximately 250,000 shares per quarter sequentially from the 28.3M number used in Q4 2000.

Balance Sheet

We expect our DSO's to remain flat and we expect to continue to generate cash quarterly.


SPEAKER: ELI SHAPIRA, WEBTRENDS' CHAIRMAN AND CHIEF EXECUTIVE OFFICER:

Good afternoon everyone and thank you for joining us. I am very pleased to be here today with the WebTrends senior executive team and with our guests, NetIQ Founder and CEO Ching-Fa Hwang as well as NetIQ CFO Jim Barth.

We would like to spend more time than we normally do covering two important topics, the first one is obviously our fourth quarter and end of year results, and the second topic - the pending merger of NetIQ and WebTrends. At the end of the call we will all be available to answer your questions regarding our respective businesses, our performance and the powerful combination of the two companies.

First of all for Q4, I am pleased to once again announce a record quarter for WebTrends corporation and the numbers speak for themselves. In what was otherwise a tough quarter for the economy and for many high-tech companies, our revenues continued to outperform, growing 175% year-over-year, and 20% sequentially from Q3 to a new record of $20.4M. At the same time our profit margin continued to grow and we delivered a profit of 11 cents per share and an 18% profit margin compared to 15% in the prior quarter. In addition, our cash position continued to strengthen, and grew by about $5.5M to over $90M.

The fourth quarter ended the year on a strong note. Our revenues more than tripled to $61.3M from $19.7M in the previous year and our net income tripled to $8.9M from $2.7M in the previous year. Our team grew to more than 400 employees, up from about 160 at the end of 1999. In addition, we added more than 20,000 new customers for the year, including 5,000 in the fourth quarter alone.

As Jim noted, We are very pleased with the results reported for the quarter and the year and they reflect our focus and investment in enterprise business and channels. I would like to take a moment and congratulate the entire WebTrends team on a terrific year and a Job well done, I know that many of you are listening to this call and on behalf of our customers and share holders I would like to thank you for another outstanding year.

At WebTrends, Year 2000 marked a strategic shift towards becoming a complete enterprise leader. This success came not only as a result of competitors falling aside or financial and industry analyst recognition, but mostly as a result of the 20,000 new customers around the world recognizing WebTrends products, people and vision as the leading combination that helps them manage and maximize the performance of their eBusiness.

No doubt, the most significant achievement in 2000 was the growing recognition of the WebTrends brand name, and continued expansion of WebTrends products and distribution to the Enterprise. In fact, both Aberdeen and IDC recently conducted a review of the web analytics market and recognized WebTrends as the industry leading web analytics vendor for the Enterprise.

Our continued investment in Enterprise Products and Technology, in Field sales and services and in enterprise focused marketing yielded the strong growth and results for the year 2000. During the year, our customer mix expanded significantly from small and medium businesses to Fortune 500 and Global 2000 organizations. A few data points to articulate this shift are:

We signed up 4 of the top 10 fortune 500 companies including Boeing, Ford, Citibank, and Wal-Mart.

Today, more than half of Fortune 500 and Global 2000 companies are using WebTrends products and our continuous growth in revenues and profitability demonstrates the momentum in customer adoption of our enterprise class solutions.

18 out of the top 25 Managed Service Providers identified by Giga Information Group are using WebTrends technology today.

In December of 2000 an Aberdeen Group report showed that WebTrends is the single largest supplier of web analytic software to the enterprise market.

The study reported that the worldwide web analytics market expenditures grew from $141 million in 1999 to more than $425 million in 2000 - a growth rate of over 200 percent - with expected growth to over $4 billion in 2004 --- a tenfold increase.

As many of you already know, the opportunity for WebTrends is even larger as our market leading products not only help our customers manage their Web Servers but also other Internet platforms found in most eBusiness Infrastructures such as Proxy Servers, Caching Servers, Firewalls and VPNs, Streaming media servers and content management systems.

In addition to our financial success, some of the important milestones and achievements for WebTrends during the Year 2000 were:

We successfully Built an Enterprise Field Sales and Services operation currently with more than 80 Sales Reps, Sales Engineers and Services Engineers that are in the field helping us fully address the needs of large Enterprise customers.

The formation of an MSP and ASP Sales group focusing on solutions to vendors who host eBusiness Infrastructure and solutions.

During the year we have continued to invest in growing a specific sales channel for this market segment and in technology and services tailored to it. For the year, the Service Provider segment stands for more than 20% of our business and is one of the fastest growing customer segments and sales channels for WebTrends. We are planning to continue to invest in expanding this channel as well as release additional products and services for its customers.

During the year we have significantly expanded our International
Distribution--we now
have appointed distributors and resellers in more than 60 countries. In the middle of year 2000 -- we acquired our UK distributor Open Soft and after a very successfully integration we saw a significant contribution to our international business.

Our international Revenue mix grew from 23% in 1999 to 28% in 2000. In the fourth quarter alone, International revenue grew to 35% of our total revenues -- indicating a high level of market readiness and demand for web analytics.

On the product and technology side, our engineering group has done a fantastic job releasing multiple strategic products With Major focus on Enterprise products such CommerceTrends v3 and the Enterprise Reporting Server (or ERS). We expect to release additional products using the ERS platform, which is designed for large enterprises and Service providers and delivers its functionality through Server based technology and a Thin Web Client. We are currently continuing to invest in our Visitor Relationship Management Platform, our Web analytics Products and our eBusiness Security and Reporting solutions, we have more than seven product releases scheduled for the first quarter and more than 20 product releases for 2001.

In March 2000 we entered the eServices market with the introduction of WebTrends Live. In Q4 WebTrends Live grew revenues 100% sequentially from Q3 and according to the Aberdeen report has already established a strong market position with 11.5% of the hosted Web analytics market, a testimony to the strength of the WebTrends brand name, our distribution channels and the opportunities ahead. We currently plan to have a new version of WebTrends Live released in early Q2 2001 with significant enhancements designed for large enterprises and web sites that require sophisticated and deep analytics.

Finally, In 2000 we have expanded our executive management team significantly, bringing in seasoned industry veterans to help drive our growing business. We successfully recruited key experienced executives and enhanced our team with:
Nina Smith Chief Marketing Officer joined us after a long and successful career as CMO of Xerox, Mark Reed Senior VP of Sales and Corporate Development from Infocus and Placeware and Lloyd West VP of International Sales who joined us from Tektronix. In addition, we promoted Holly Files to VP of World Wide Services and Gary Brashear to VP of Sales Channels Development. We believe that we currently have the management talent and resources to support the WebTrends strategy of accelerated growth.

NetIQ Merger

As many of you probably heard last week, WebTrends and NetIQ have agreed to merge. This is a strategically important step for both companies to accelerate their growth by providing customers the most comprehensive eBusiness infrastructure management and intelligence solutions available. The combined company will be stronger on all fronts with a significantly stronger cash position of about $430M, more than 1000 employees to better service our customers and most important of all -- a profitable business model. The reaction we have received from our employees, customers, industry analysts and from our partners has been very enthusiastic and all of us here at WebTrends are very excited about the merger and about the opportunities it creates for the combined company.

The two main things that brought us together were our culture and our customers. From a cultural perspective, both companies are very customer and technology focused, we both believe in running a healthy and profitable business and growing revenues in a fast growing market. Both companies are leaders in their space and strive to expand their market opportunities and brands.

Equally important for the synergy between the companies are the customers we are serving. At the enterprise level both WebTrends and NetIQ provide software solutions for the CIO and the IS department, focusing on management solutions for Traditional and eBusiness infrastructure. Although the demand for our solutions is being driven by almost every department in the organization--from IT groups to Marketing groups--the important decision-maker who has budget authority and responsibility for integrating our solution into the rest of the infrastructure is the CIO.

The combined company will immediately have cross platform product lines for Microsoft Windows, Sun Solaris and Red-Hat Linux and offer management solutions for heterogeneous environments. Combined, the breadth and depth of our products and technology for the CIO, the IT organization and eBusiness executives is unmatched and will allow us to present to our customers a complete solution that helps them manage every part of their infrastructure.

As you already know, WebTrends and NetIQ are not competitors and have little or no overlap in People or Products, creating the optimal situation that will allow us to utilize our current resources and solutions to create a bigger and stronger company and use the sales and distribution channels of both companies to penetrate the market faster and offer a complete and more appealing solution to our customers.

From a competitive perspective, the combined company will have two very important advantages that will differentiate us in the market. The first, is our ability to offer end to end solutions for eBusiness management and intelligence, not only managing the traditional infrastructure but also the eBusiness servers and applications that are the fastest growing area of an organization's infrastructure. We feel that no other vendor will be able to tell an ebusiness what the impact a poorly performing web server is having on visitor traffic to that website and what the corresponding loss of e-commerce revenue is because of that. In addition, no other vendor will be able to not only measure what the end user is doing on a website but to also capture what that end user's experience was from a performance perspective. The second advantage is the strategic relationship with Microsoft and the tremendous visibility and market penetration opportunity it provides.

We currently feel, that the competitors of WebTrends and NetIQ can not offer these important features to their respective partners, shareholders or customer base and as far as we can see they will have significant challenges addressing our competitive advantage from both a technology and business perspective.

Industry analyst groups have also been very positive about the merger. One of the leading industry analyst group said, and I quote, "the planned acquisition of WebTrends will position NetIQ to challenge the leading network and systems management companies " and "Rather than competing with the network and systems management market leaders in the usual game that emphasizes infrastructure instrumentation, NetIQ seeks to change the rules by tying already-plentiful IT data information with Web visitor analytics in order to improve the manageability of e-business systems." The same industry analyst group also added "Overall, the vendors complement each other well and have no product overlap."

From a sales distribution perspective, both WebTrends and NetIQ have been effectively selling enterprise software solutions to large organizations. We feel that the combination of the two direct field sales teams plus the strong inside sales teams from WebTrends and NetIQ will give us even greater coverage and distribution. In addition both companies have significant direct and indirect international presence with a substantial part of their revenues coming from outside the US. WebTrends' ability to also sell products effectively through North America distribution and through the on-line channel and NetIQ relationship with the major System Integrators gives the combined company opportunities to significantly broaden the distribution of each other's product lines. Thank you again for joining us today and with that, I will turn it to Ching Fa Hwang, CEO of NetIQ. Ching?

SPEAKER: CHING FA HWANG, CHIEF EXECUTIVE OFFICER OF NETIQ CORPORATION

Thank you Eli and thank you all for joining us today, it is my pleasure to be here today at WebTrends and participate in this call. All of us at NetIQ are very excited about the combination of both companies and about the opportunities for the combined company. We are especially excited with the fact that WebTrends and NetIQ share so many of the attributes that define us as the leaders in our respective space. From culture to business philosophy, to sharing the same customers and even shareholders we believe that we have found terrific company to partner with.

While we're not taking lightly the major undertaking in integrating the two companies together we're highly confident that we will make it a smooth and efficient process. We have already identified an integration team and a key executive manager responsible for each functional area. In particular we'll focus on leveraging the two complementary product families and the tremendous cross-selling opportunities among the 50,000 customers that the combined company will have. The opportunity is tremendous to our team our partners and also to our customers!

Thank you again for joining us today and with that I will turn it to NetIQ CFO, Jim Barth to discuss some of the financial guidance for the combined company. Jim?

SPEAKER: JAMES BARTH, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, NETIQ CORPORATION

Thank you, Ching

NetIQ previously has provided guidance through our year ended June 30, 2001. With the proposed combination of NetIQ and WebTrends, we believe it is now important to give you some guidance through this calendar year, December 31, 2001, consistent with WebTrends yearend.

So, for NetIQ on a stand-alone basis, we anticipate revenues of about $120 million for the second half of the calendar year and earnings per share of about $0.50 per diluted share, excluding acquisition-related costs and amortization of stock-based compensation.

On a pro-forma combined basis, including both NetIQ and WebTrends, revenues for the calendar year should approximate $320 million to $325 million, representing a growth rate of approximately 75% year over year. These revenue projections include $55 million in revenue from Microsoft relating to our recent Licensing, Marketing and Development agreement for NetIQ's Operations Manager technology.

Similarly, on a pro-forma combined basis, including both Netiq and WebTrends, earnings per share should increase over those of NetIQ alone by about one cent per share per quarter due to the accretive nature of the merger. In addition, we would anticipate realizing modest benefits from cost-saving synergies commencing in the September 2001 quarter of about another one to two cents per quarter. As a result, excluding acquisition-related costs and amortization of stock-based compensation, pro-forma combined earnings per share for this calendar year 2001 should approximate $.98 to $1.02, representing year over year growth of almost 90%. As a point of reference this would compare to earnings per diluted share of about 93 cents, excluding acquisition related costs and stock based compensation for NetIQ on a stand alone basis.

We anticipate completing the merger late this quarter or early in the April to June quarter. Assuming we are closed by the time of our next earnings conference call, we would expect to provide further guidance, including guidance through June 30, 2002, NetIQ's fiscal year end.

With that I will forward the call back to the Operator and we are all available to take your questions.